Exhibit 99.1

Xueda Education Group Announces Third Quarter 2011 Financial Results

Net Revenue Increased by 32.2% Year-Over-Year

Total Number of Learning Centers Increased by 53.4% Year-Over-Year

BEIJING, November 16, 2011 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the third quarter of 2011.

Third Quarter 2011 Highlights

•                  Total net revenue for the third quarter 2011 increased by 32.2% year-over-year to $51.5 million from $39.0 million for the third quarter of 2010.

•                  Gross profit for the third quarter 2011 increased by 10.3% year-over-year to $12.4 million from $11.3 million for the third quarter of 2010.

•                  Loss from operations for the third quarter of 2011 increased to $6.6 million from $2.4 million for the third quarter of 2010.

•                  Net loss for the third quarter of 2011 increased to $6.3 million from $2.4 million for the third quarter of 2010.

•                  Total number of learning centers increased to 273, covering 62 cities, as of the end of the third quarter of 2011, up from 256 learning centers covering 61 cities as of the end of the previous quarter.  As of the end of the third quarter of 2010, total number of learning centers was 178 covering 51 cities.

•                  Course hours delivered in the third quarter of 2011 increased by 14.9% year-over-year to 2.1 million hours from 1.8 million hours for the third quarter of 2010.

•                  Total number of students served in the third quarter of 2011 increased by 28.7% year-over-year to approximately 51,500 students from approximately 40,000 students for the third quarter of 2010.

•                  Average hourly course fee in the third quarter of 2011 increased by 14.6% year-over-year to $25.98 from $22.68 in the third quarter of 2010.

Commenting on the results, Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “As we previously announced, changes to the compensation structure for our education consultants caused a slow-down in our revenue growth rate in the third quarter. We have addressed this issue through the hiring of more education consultants and enhancing our training programs for all of our educational consultants. While sales productivity is still in the process of recovery, we believe that revenue growth will get back on track over the next several quarters as these efforts take hold. Xueda continues to be the premier provider of personalized education in China with a very large market opportunity and the means to continue growing rapidly. We will execute our planned expansion by continuing to grow our learning center network, present new service offerings to students and developing our online presence. We think the future is very bright for our company.”

Mr. Jeffery Gao, Chief Financial Officer of Xueda, added, “The third quarter is seasonally our weakest revenue growth period, and the revenue slowdown caused by the revamp of our compensation structure for education consultants compounded the situation. This combined with the continued expansion of our learning center network put pressure on our gross margin and operating margin for the third quarter. As a result, we anticipate incurring a net loss in the second half of 2011 and now estimate our non-GAAP net margin will be in the range of 3% and 5% for the full year 2011.”

Third Quarter 2011 Financial and Operating Results

Total net revenue in the third quarter of 2011 increased by 32.2% year-over-year to $51.5 million from $39.0 million in the third quarter of 2010. $9.8 million, or 77.9%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $2.7 million, or 22.1%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the third quarter of 2011.

Cost of revenue in the third quarter of 2011 increased by 41.0% year-over-year to $39.1 million from $27.8 million in the third quarter of 2010. This increase was primarily due to the increase in teaching staff cost and rental cost as the result of increased course hours delivered, as well as more new learning centers opened compared with a year ago.

Gross profit in the third quarter of 2011 increased by 10.3% year-over-year to $12.4 million from $11.3 million in the third quarter of 2010. Gross margin in the third quarter of 2011 decreased to 24.1% from 28.8% in the third quarter of 2010.

Total operating expenses in the third quarter of 2011 increased by 39.7% year-over-year to $19.0 million from $13.6 million in the third quarter of 2010.

General and administrative expenses in the third quarter of 2011 increased by 44.0% year-over-year to $10.4 million from $7.2 million in the third quarter of 2010. The increase was primarily due to expanded management and staff to support the Company’s growing operations.

Selling and marketing expenses in the third quarter of 2011 increased by 34.7% year-over-year to $8.6 million from $6.4 million for the third quarter of 2010. This increase was primarily attributable to the increase in expenditure on corporate branding and the expansion of the Company’s marketing team.

Loss from operations in the third quarter of 2011 increased to $6.6 million from $2.4 million for the third quarter of 2010.

Income tax expense in the third quarter of 2011 was $0.1 million, compared to $0.2 million in the third quarter of 2010.

Net loss for the third quarter of 2011 was $6.3 million, compared to net loss of $2.4 million in the third quarter of 2010.

Non-GAAP* net loss for the third quarter of 2011 was $5.2 million, compared to non-GAAP net loss of $1.8 million for the third quarter of 2010.

Basic net loss per ADS in the third quarter of 2011 was $0.09 compared to basic net loss per ADS of $0.07 for the third quarter of 2010. Non-GAAP basic net loss per ADS in the third quarter of 2011 was $0.07, compared to non-GAAP net loss per ADS of $0.06 for the third quarter of 2010.

Diluted net loss per ADS in the third quarter of 2011 was $0.09, compared to diluted net loss per ADS of $0.07 for the third quarter of 2010. Non-GAAP diluted net loss per ADS in the third quarter of 2011 was $0.07, compared to non-GAAP diluted net loss per ADS of $0.06 for the third quarter of 2010. Each ADS represents two ordinary shares of the Company.

*                 All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

As of September 30, 2011, the Company had cash and cash equivalents plus term deposits totaling $202.0 million.

Deferred revenues increased to $91.0 million as of September 30, 2011 compared to $86.2 million as of December 31, 2010.

ADS Repurchases

As of November 14, 2011, under its authorized plan to repurchase up to $30 million worth of its outstanding ADSs on the open market, the Company had repurchased an aggregate of 1,644,569 ADSs at an average price of $3.01 per ADS for a total of $4.9 million.

Business Outlook

The Company currently expects its net revenue for the fourth quarter of 2011 to be in the estimated range of $41.8 million to $44.0 million, an increase of approximately 12.2% to 18.1% from the same quarter of the previous year.

The Company reaffirms that its net revenue for the full year of 2011 to be in the estimated range of $216 million to $218 million, an increase of approximately 40.1% to 41.4% compared to the full year of 2010.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 8:00 a.m. ET on Wednesday, November 16, 2011 (9:00 p.m. Beijing time on Wednesday, November 16, 2011) to discuss third quarter results and answer questions from investors.  Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free	800-819-0121
China Toll Free (Mobile)	400-620-8038
Conference ID:	23345020

A replay of the webcast will be accessible through November 23, 2011 on http://ir.xueda.com or by dialing:

United States toll free:	+1-866-214-5335
International:	+1-718-354-1232
Conference ID:	23345020

About Xueda Education Group

Xueda Education Group (“Xueda”) is the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to IDC, Xueda is the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, and operates the largest tutoring service network in terms of number of cities covered. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 273 learning centers and 11,364 full-time service professionals, serving customers located in 62 economically developed cities across 28 of China’s 34 provinces and municipalities as of September 30, 2011.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Sophia Zhou

Tel: +86-10-6427-8899 ext 6100
Email: zhouqi_1@21edu.com

Three Part Advisors
John Palizza
Tel: +1-888-550-8392

Email: jpalizza@threepa.com

Xueda Education Group

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)

	As of
	September 30, 2011	December 31, 2010
	(unaudited)
Current assets:
Cash and cash equivalents	186,369	211,370
Term deposit	15,679	21,212
Loan to third party*	31,358	—
Prepaid expenses and other current assets	21,712	8,398
Amounts due from related parties	43	41
Deferred tax assets-current	2,131	1,889
Total current assets	257,292	242,910
Property and equipment, net	26,009	15,775
Deferred tax assets-noncurrent	1,450	659
Rental deposits	3,625	2,391
Goodwill	852	823
Other non-current assets	562	624
Total assets	289,790	263,182

Liabilities and shareholders’ equity
Current liabilities:
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $53 and $nil as of September 30, 2011 and December 31, 2010, respectively)	424	—
Deferred revenues-current (including deferred revenue of the consolidated VIE without recourse to the Company of $70,997 and $61,161 as of September 30, 2011 and December 31, 2010, respectively)	70,997	61,161
Accrued expenses and other current liabilities (including accrued expense and other current liabilities of the consolidated VIE without recourse to the Company of $10,545 and $10,184 as of September 30, 2011 and December 31, 2010, respectively)	12,484	11,815
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $3,408 and $2,120 as of September 30, 2011 and December 31, 2010, respectively)	3,408	2,120
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $1,404 and $1,473 as of September 30, 2011 and December 31, 2010, respectively)	2,091	2,374
Total current liabilities	89,404	77,470
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of September 30, 2011 and December 31, 2010, respectively)	1,010	—
Deferred revenues-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Company of $20,025 and $25,020 as of September 30, 2011 and December 31, 2010, respectively)	20,025	25,020

Total liabilities	110,439	102,490

Shareholders’ equity:
Ordinary shares	14	14
Additional paid in capital	177,389	173,616
Subscription receivable	(154)	(155)
Statutory reserves	606	523
Accumulated earnings (deficits)	2,306	(12,296)
Accumulated other comprehensive loss	(810)	(1,010)
Total shareholders’ equity	179,351	160,692

Total liabilities and shareholders’ equity	289,790	263,182

*                     The entire loan has been collected as of October 10, 2011.

Xueda Education Group

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of shares and per share data)

(unaudited)

	Three Months Ended September 30,
	2011	2010

Net revenues	51,549	39,003
Cost of revenues	(39,137)	(27,752)
Gross profit	12,412	11,251

Operating expenses:
General and administrative	(10,425)	(7,238)
Selling and marketing	(8,590)	(6,377)

Total operating expenses	(19,015)	(13,615)
Loss from operations	(6,603)	(2,364)

Interest income	376	153
Loss before income tax expenses	(6,227)	(2,211)
Income tax expenses	(91)	(220)

Net Loss	(6,318)	(2,431)

Change in redemption value of Series A1 convertible redeemable preferred shares	—	(117)

Change in redemption value of Series A2 convertible redeemable preferred shares	—	(42)

Net loss attributable to Xueda Education Group shareholders	(6,318)	(2,590)

Net loss per ADS:

Basic	(0.09)	(0.07)

Diluted	(0.09)	(0.07)

Weighted average ADS numbers used in calculating net loss per ADS:
Basic	138,547,378	69,962,800
Diluted	138,547,378	69,962,800

	Three Months Ended September 30,
	2011	2010
Share-based compensation expense included in:
Cost of revenues	1	1
Selling and marketing expenses	3	2
General and administrative expenses	1,365	598
Total*	1,369	601

*      The increase of share-based compensation expense was primarily attributable to the non-vested shares granted and changes in estimated forfeiture rate.

Xueda Education Group

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(in thousands of $)

	Three Months Ended September 30,
	2011	2010

Cost of revenues	(39,137)	(27,752)
Share-based compensation expense in cost of revenue	1	1
Non-GAAP cost of revenues	(39,136)	(27,751)

General and administrative expenses	(10,425)	(7,238)
Share-based compensation expense in general and administrative expenses	1,365	598
Non-GAAP general and administrative expenses	(9,060)	(6,640)

Selling and marketing expenses	(8,590)	(6,377)
Share-based compensation expense in selling and marketing	3	2
Non-GAAP selling and marketing expenses	(8,587)	(6,375)

Total cost of revenues and operating expenses	(58,152)	(41,367)
Share-based compensation expenses	1,369	601
Non-GAAP cost of revenues and operating expenses	(56,783)	(40,766)

Gross profit	12,412	11,251
Share-based compensation expenses	1	1
Non-GAAP gross profit	12,413	11,252

Loss from operations	(6,603)	(2,364)
Share-based compensation expenses	1,369	601
Non-GAAP loss from operations	(5,234)	(1,763)

Net loss:	(6,318)	(2,431)
Share-based compensation expenses	1,369	601
Non-GAAP net loss	(4,949)	(1,830)